[redacted]

10027452

UNITEDSTATES
ANDEXCHANGECOMMISSION
ıshington, D.C. 20549

BB 3/1

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman Vaughan & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Avenue
(No. and Street)

Baltimore	MD	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lara Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman Vaughan & Company LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

Notary Public exp 3-12-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: PARCHMAN, VAUGHAN & COMPANY, L [0013]

SEC File Number: 8- 50681 [0014]

Address of Principal Place of Business: 1040 PARK AVENUE [0020]

BALTIMORE [0021] MD [0022] 21201 [0023]

Firm ID: 44390 [0015]

For Period Beginning 10/01/2009 [0024] And Ending 12/31/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LARA NICHOLE VAUGHAN, CEO [0030] Phone: (410)244-8973 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	15,526 [0200]		15,526 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]		
B. Other securities			
	[0180]		
8. Memberships in exchanges:			
A. Owned, at market			
	[0190]		
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	53,028 [0735]	53,028 [0930]
12. TOTAL ASSETS	15,526 [0540]	53,028 [0740]	68,554 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, *at market value*		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,474 [1205]	[1385]	2,474 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	2,474 [1230]	0 [1450]	2,474 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	66,080 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	66,080 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	68,554 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2009 [3932]	Period Ending 12/31/2009 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	43,504 [3995]
9.	Total revenue	43,504 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		0 [4120]
11.	Other employee compensation and benefits		17,221 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		36,553 [4100]
16.	Total expenses		53,774 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-10,270 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-10,270 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	37,501 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		66,080 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		66,080 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		66,080 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	53,028 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-53,028 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		13,052 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	

3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. *Net Capital*			13,052 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	164 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	8,052 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	12,804 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			2,474 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19. Total aggregate indebtedness		2,474 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	19 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		96,357 [4240]
	A. Net income (loss)		-10,270 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	-20,007 [4270]
2.	Balance, end of period (From item 1800)		66,080 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2009 FOCUS Part IIA Report.

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
December 31, 2009

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Parchman, Vaughan & Co., LLC including consideration of control activities for safeguarding securities. The study tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses as defined above. However, we noted the following matter involving the internal control structure that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of Parchman, Vaughan & Co., LLC for the year ended December 31, 2009 and does not affect our report thereon dated February 22, 2010.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 22, 2010

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

FINANCIAL STATEMENTS
December 31, 2009

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the statement of financial condition of Parchman, Vaughan & Co., LLC as of December 31, 2009, and the related statements of income, members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIA and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
February 22, 2010

FINANCIAL STATEMENTS

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	15,526
Accounts receivable, net		26,455
Total current assets		41,981
PROPERTY AND EQUIPMENT		
Furniture and fixtures		23,056
Equipment		41,746
Leasehold improvements		9,150
Total, at cost		73,952
Less accumulated depreciation		57,563
Total property and equipment		16,389
OTHER ASSETS		
Deferred financing costs		7,068
Deposits		3,116
Total other assets		10,184
TOTAL ASSETS	$	68,554

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	2,474
MEMBERS' CAPITAL		66,080
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	68,554

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2009

REVENUE	
Fee income	$ 448,000
Other income	76
Total revenue	448,076
EXPENSES	
General and administrative	95,899
Salary and benefits	188,503
Occupancy	41,177
Depreciation	8,787
Total expenses	334,366
NET INCOME	$ 113,710

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF MEMBERS' CAPITAL
Year Ended December 31, 2009

BALANCE, DECEMBER 31, 2008	$	112,370
Net income		113,710
Distributions to members		(160,000)
BALANCE, DECEMBER 31, 2009	$	66,080

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 113,710
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,787
Effects of changes in operating assets and liabilities:	
Accounts receivable	(26,313)
Prepaid expenses	3,390
Accounts payable and accrued expenses	1,701
Net cash provided by operating activities	101,275
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(160,000)
Deferred financing costs	(7,068)
Net cash used in operating activities	(167,068)
NET DECREASE IN CASH	(65,793)
CASH, BEGINNING OF YEAR	81,319
CASH, END OF YEAR	$ 15,526

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivables result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2009.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

New Accounting Standards

In June 2006, the FASB issued an Interpretation, *Accounting for Uncertainty in Income Taxes*, to create a single model to address accounting for uncertainty in tax positions. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards (continued)

position is required to meet before being recognized in the financial statements. This interpretation also provides guidance on de-recognition, measurement, classification, interest and penalties, disclosure and transition. This interpretation was effective for fiscal years beginning after December 15, 2006, but the effective date was deferred to fiscal years beginning after December 15, 2008 for certain nonpublic enterprises by FASB Staff Position, for the "effective date of FASB Interpretation for accounting for uncertainty in income taxes for Certain Nonpublic Enterprises." There is no significant impact on the financial position and results of operations as a result of the Company's adoption of this interpretation in the current year.

In May 2009, the FASB issued guidance related to Subsequent Events. This is intended to establish general standards of accounting for disclosure of events that occur after the Balance Sheet date but before financial statements are issued or are available to be issued. It is effective for financial periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company's financial statements

In June 2009, the FASB Accounting Standards Codification ("Codification") was issued. The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on the combined financial position and combined results of operations.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2012. Rent expense of $41,177 was charged to operations for the year ended December 31, 2009.

The Company leased vehicles for two of its members under operating lease agreements that expired in March and December 2009. Upon termination, the Company entered into leases on new vehicles for two of its members under operating leases that expire in August and September 2013. Rent expense of $28,722 was charged to operations for the year ended December 31, 2009.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements (continued)

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2010	$ 39,871	$ 18,992	$ 58,863
2011	41,067	18,992	60,059
2012	35,074	18,992	54,066
2013	-	13,426	13,426

NOTE 4 – PENSION PLAN

The Company participates in a 401(k) Retirement Plan and Trust. The Plan covers all employees age twenty-one and over who have completed one year of service with the Company. There were no contributions made by the employees. There were no Company contributions to this plan for the year ended December 31, 2009.

NOTE 5 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions on January 1, 2009. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of implementing the new requirements.

The federal and state income tax returns of the Company for 2006, 2007, and 2008 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital and net capital requirements of $13,052 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

NOTE 7 – FOCUS REPORT

There are no differences between these financial statements and the December 31, 2009 FOCUS report filed with the FINRA.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 22, 2010, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2009, but prior to February 22, 2010, that provided additional evidence about conditions that existed at December 31, 2009 have been recognized in the financial statements for the year ended December 31, 2009. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were available to be issued have been recognized in the financial statements for the year ended December 31, 2009.

NOTE 9 – CONCENTRATION OF REVENUE

Approximately 72% of the Company's fee income for the year ended December 31, 2009 was from one customer.

SUPPLEMENTAL INFORMATION